

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2014

<u>Via E-mail</u>
David Gasparine
President
Neohydro Technologies Corp.
2200 Yarbrough Avenue
Suite B 305
El Paso, Texas 79925

> **Re: Neohydro Technologies Corp.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed January 13, 2014**
> **File No. 0-53669**

Dear Mr. Gasparine:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment five from our letter dated November 26, 2013. As requested previously, please update the financial statements and other information in your 8-K to include the period ended September 30, 2013.

<u>Item 5.01 Changes in Control of Registrant</u>

2. We note your statement that Mr. Gasparine gained voting control of the Company on November 1, 2013. However, he holds approximately 45% of the voting power of the Company. Please clarify how his minority ownership gives him voting control over the Company.

Security Ownership of Certain Beneficial Owners and Management

3.   We note the conversion rate of Series A Preferred shares into common shares at a ratio of 1 to 2.5. Please revise the table to reflect Mr. Gasparine's beneficial holdings of common stock based on this right of conversion. Refer to Item 403(a) of Regulation S-K and Rule 13-d(3)(1) under the Securities Exchange Act of 1934.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director

cc: Thomas C. Cook, Esq.